UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NATIONSHEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

601316 10 2

(CUSIP Number)

RGGPLS Holding, Inc.
13650 N.W. 8th St., Suite 109
Sunrise, Florida 33325
Tel. (954) 903-5000

with a copy to

Ira J. Coleman, Esq.
McDermott Will & Emery LLP
201 South Biscayne Blvd.
Miami, Florida 33131
Tel. (305) 358-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601316 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only). RGGPLS Holding, Inc. IRS No. 68-0530571

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 601316 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only). Glenn M. Parker, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 601316 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only). Lewis P. Stone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 601316 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only). Robert Gregg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 601316 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only). Glenn M. Parker 2004 Multigenerational Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only). Lewis P. Stone 2004 Multigenerational Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only). Robert Gregg 2004 Multigenerational Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
I.R.S. Identification Nos. of above persons (entities only).

Robert Gregg Revocable Trust dated December 18, 2000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
I.R.S. Identification Nos. of above persons (entities only).

Robin S. Parker, as trustee of the Glenn M. Parker 2004 Multigenerational Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
I.R.S. Identification Nos. of above persons (entities only).

Robert Gregg, as trustee of the Glenn M. Parker 2004 Multigenerational Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
I.R.S. Identification Nos. of above persons (entities only).

Stephanie T. Stone, as trustee of the Lewis P. Stone 2004 Multigenerational Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
I.R.S. Identification Nos. of above persons (entities only).

Robin S. Parker, as trustee of the Lewis P. Stone 2004 Multigenerational Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
I.R.S. Identification Nos. of above persons (entities only).

Pamela Fay Gregg, as trustee of the Robert Gregg 2004 Multigenerational Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
I.R.S. Identification Nos. of above persons (entities only).

Kathryn G. Pincus, as trustee of the Robert Gregg 2004 Multigenerational Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 601316 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
I.R.S. Identification Nos. of above persons (entities only).

Robert Gregg, as trustee of the Robert Gregg Revocable Trust dated December 18, 2000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,205,936

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,142,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,205,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 69.62%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement related to shares of common stock, par value $0.0001 per share, of NationsHealth, Inc., a Delaware corporation (formerly known as Millstream Acquisition Corporation) (the “Corporation”).  The principal executive offices of the Corporation are located at 13650 N.W. 8th Street, Suite 109, Sunrise, Florida 33325.

Item 2.	Identity and Background

This statement is filed by RGGPLS Holding, Inc. (“RGGPLS”), Robert Gregg, Lewis Stone, Glenn M. Parker, M.D., the Glenn M. Parker 2004 Multigenerational Trust (the “Parker Trust”), the Lewis P. Stone 2004 Multigenerational Trust (the “Stone Trust”), the Robert Gregg 2004 Multigenerational Trust (the “Gregg Trust”), the Robert Gregg Revocable Trust dated December 18, 2000 (the “Gregg Revocable Trust”), Robin S. Parker and Robert Gregg as trustees of the Parker Trust, Stephanie T. Stone and Robin S. Parker as trustees of the Stone Trust, Pamela Fay Gregg and Kathryn G. Pincus as trustees of the Gregg Trust, and Robert Gregg as trustee of the Gregg Revocable Trust (collectively, the “Reporting Persons”).

RGGPLS is a corporation organized under the laws of the State of Florida.  The principal executive offices of RGGPLS are located at 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.  The common stock of RGGPLS is owned as follows:  350 shares by Dr. Parker, 650 shares by the Parker Trust, 200 by Mr. Stone, 800 by the Stone Trust, 300 by the Gregg Revocable Trust, and 700 by the Gregg Trust.  The directors of RGGPLS are Dr. Parker, Mr. Stone and Mr. Gregg.  The officers of RGGPLS are Dr. Parker, as President, Mr. Stone as Vice President, and Mr. Gregg as Secretary.

Robert Gregg is an individual and a United States citizen.  Mr. Gregg’s business address is 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.  Mr. Gregg is principally employed as the chief operating officer of the Corporation.  The principal executive offices of the Corporation are located at 13650 N.W. 8th Street, Suite 109, Sunrise, Florida 33325.

Lewis P. Stone is an individual and a United States citizen.  Mr. Stone’s business address is 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.  Mr. Stone is principally employed as the president, chief information officer and a member of the board of directors of the Corporation.  The principal executive offices of the Corporation are located at 13650 N.W. 8th Street, Suite 109, Sunrise, Florida 33325.

Glenn M. Parker, M.D., is an individual and a United States citizen.  Dr. Parker’s business address is 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.  Dr. Parker is principally employed as the chief executive officer and a member of the board of directors of the Corporation.  The principal executive offices of the Corporation are located at 13650 N.W. 8th Street, Suite 109, Sunrise, Florida 33325.

The Parker Trust is a trust established under the laws of the State of Florida by Glenn M. Parker for the benefit of his family and/or himself.  The business address of the Parker Trust is c/o RGGPLS Holding, Inc., 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.  The trustees of the Parker Trust are Robin S. Parker and Robert Gregg.  Mrs. Parker is an individual, a United States citizen, the wife of Dr. Parker, and is a homemaker.  Mrs. Parker’s business address is c/o RGGPLS Holding, Inc., 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.

The Stone Trust is a trust established under the laws of the State of Florida by Lewis Stone for the benefit of his family and/or himself.  The business address of the Stone Trust is c/o RGGPLS Holding, Inc., 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.  The trustees of the Stone Trust are Stephanie T. Stone and Robin S. Parker.  Mrs. Stone is an individual, a United States citizen, the wife of Mr. Stone, and is a homemaker.  Mrs. Stone’s business address is c/o RGGPLS Holding, Inc., 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.

The Gregg Trust is a trust established under the laws of the State of Florida by Robert Gregg for the benefit of his family and/or himself.  The business address of the Gregg Trust is c/o RGGPLS Holding, Inc., 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.  The trustees of the Gregg Trust are Pamela Fay Gregg and Kathryn G. Pincus.  Mrs. Gregg is an individual, a United States citizen, the wife of Mr. Gregg, and is a homemaker. Ms. Pincus is an individual, a United States citizen, the sister of Mr. Gregg, and is a sales executive for Aurasin LLC.  Pincus’ business address is 6701 Nob Hill R, Tamarac, Florida 33321. Mrs. Gregg’s business address is c/o RGGPLS Holding, Inc., 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.

The Gregg Revocable Trust is a trust established under the laws of the State of Florida by Robert Gregg for the benefit of his family and/or himself.  The business address of the Gregg Revocable Trust is c/o RGGPLS Holding, Inc., 13650 N.W. 8th St., Suite 109, Sunrise, Florida 33325.  The trustee of the Gregg Revocable Trust is Robert Gregg.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations with respect to such laws.

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, each of the Reporting Persons have agreed to the joint filing on behalf of them of this Schedule 13D.  The joint filing agreement among such persons is filed as an exhibit to this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On August 31, 2004, N Merger L.L.C., a wholly-owned subsidiary of the Corporation, was merged with and into NationsHealth Holdings, L.L.C. (“NationsHealth”), a company based in Sunrise Florida in which RGGPLS owned a majority membership interest (the “Merger”), pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of August 10, 2004 (the “Merger Agreement”), among the Corporation, NationsHealth and N Merger L.L.C.  Pursuant to the Merger, all of the outstanding membership interests in NationsHealth, including the membership interests held by RGGPLS, were converted into cash and/or shares of common stock of the Corporation, par value $0.0001 per share (the “Common Stock”).  As a result of the Merger, NationsHealth became a wholly-owned subsidiary of the Corporation and RGGPLS acquired 14,192,235 shares of Common Stock.  The Merger Agreement is incorporated herein by reference.

Item 4.	Purpose of Transaction
The Merger

At the effective time of the Merger, which occurred on August 31, 2004, RGGPLS was issued 14,142,235 shares of Common Stock, as partial consideration paid by the Corporation for RGGPLS’s membership interest in NationsHealth.  RGGPLS acquired the securities of the Corporation for investment purposes only.

In connection with the Merger, RGGPLS entered into the governance agreement, stockholders agreement, registration rights agreement, indemnification and escrow agreement and the letter agreement described below.

Governance Agreement

On March 9, 2004, the Corporation, Arthur Spector, and RGGPLS, as the former holder of the majority of the outstanding membership interests in NationsHealth, signed a governance agreement, which was amended and restated on August 10, 2004 (as amended and restated, the “Governance Agreement”).  The following description of the Governance Agreement describes the material terms of the Governance Agreement, but does not purport to describe all the terms of the Governance Agreement.  A copy of the Governance Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Composition of Board

The board of directors of the Corporation will initially be comprised of eleven directors, with nine designated by RGGPLS and two designated by Arthur Spector. If the size of the board of directors is increased or decreased, the number of RGGPLS nominees and Mr. Spector nominees that RGGPLS or Mr. Spector respectively, is entitled to include in the Corporation’s proxy statement will increase or decrease proportionately. However, Mr. Spector’s directors shall not represent greater than 20% of the entire board of directors as increased or decreased.

RGGPLS and Mr. Spector have agreed that prior to the later to occur of the date on which Mr. Spector owns less than 1% of the Corporation’s issued and outstanding common stock and August 25, 2006, Mr. Spector shall have the right to include at least one nominee in the Corporation’s proxy statement.

Corporation’s Proxy Statement
With respect to each meeting for the election of directors, RGGPLS and Mr. Spector shall have the right to include in the Corporation’s proxy statement the following nominees:
Rights of RGGPLS

•      if RGGPLS owns at least 20% of the issued and outstanding shares of the Corporation’s common stock, then RGGPLS will have the right to appoint three nominees for each class that is standing for election to the board of directors.

• Prior to a triggering event, one RGGPLS nominee in each of Class I, Class II and Class III must be an independent director;

•      After a triggering event, two RGGPLS nominees must be independent directors in each of Class I and Class III and one RGGPLS nominee must be an independent director for Class II. However, after a Spector termination event, only one RGGPLS nominee for Class I must be an independent director;

•      if RGGPLS owns less than 20% and more than 5% of the issued and outstanding shares of the Corporation’s common stock, then RGGPLS will have the right to appoint one nominee in each of Class I and Class II and two nominees in Class III, none of whom are required to be independent directors; and

•      if RGGPLS owns less than 5% of the issued and outstanding shares of the Corporation’s common stock, then RGGPLS will have the right to appoint one nominee in each of Class I, Class II and Class III, none of whom are required to be independent directors.

Rights of Mr Spector

•      if Mr. Spector owns at least 1% of the issued and outstanding shares of the Corporation’s common stock, then Mr. Spector will have the right to appoint one nominee for each of Class II and III, but no nominees in Class I.

• Prior to a triggering event, these nominees are not required to be independent directors;
• but after a triggering event Mr. Spector’s nominee in Class II must be an independent director.

•      if, Mr. Spector owns less than 1% of the issued and outstanding shares of the Corporation’s common stock prior to August 25, 2006, then Mr. Spector will have the right to appoint one nominee in Class III, but no nominees in Class I or Class II. After August 25, 2006, Mr. Spector will have no right appoint any nominees to the board of directors.

• Arthur Spector will be the non-executive chairman of the board until a Spector termination event.
A triggering event occurs when:

•      if the Corporation’s common stock is listed or quoted on Nasdaq, the American Stock Exchange or any other national securities exchange, and the Corporation fails to be controlled by a person or group owning at least 50% of the combined voting power of the Corporation or otherwise fails to constitute a “controlled company” for purposes of the rules and regulations of the applicable exchange.

A Spector termination event occurs on the later of the date:
• Mr. Spector owns less than 1% of the Corporation’s outstanding common stock; or
• August 25, 2006.
Resignation of Non-Independent Directors Upon Occurrence of a Triggering Event
If a triggering event occurs:
• RGGPLS shall cause two of its nominated directors who are not independent directors to resign as promptly as practicable and shall designate two independent directors to fill the positions; and
• Spector shall cause his nominated director to resign and shall designate one independent director to fill the position.
Solicitation of Proxies and Voting

The Corporation is required to use reasonable best efforts to solicit from the stockholders eligible to vote for the election of directors proxies in favor of the nominees indicated by RGGPLS and Mr. Spector.

Each of RGGPLS and Mr. Spector agrees that, at any annual or special meeting of the stockholders, or any action by written consent, each will vote its respective shares:
• in the favor of the RGGPLS and Spector nominees included within the Corporation’s proxy statement; and
• against the election of any person nominated in opposition to the RGGPLS and Spector nominees or the removal of the RGGPLS and Spector nominees.
Officers of the Corporation
The governance agreement provides that after the consummation of the Merger the board of directors will appoint the following executive officers:
• Glenn M. Parker, M.D., as Chief Executive Officer,
• Robert Gregg, as Chief Operating Officer,
• Lewis P. Stone, as President and Chief Information Officer, and
• Timothy Fairbanks, as Chief Financial Officer.
Termination
The governance agreement terminates:
• with respect to RGGPLS at the later of:
• the date when RGGPLS owns less that 1% of the Corporation’s outstanding common stock; or
• August 25, 2006
• with respect to Spector:

• upon the occurrence of a Spector termination event;
• whenever RGGPLS delivers notice stating that it terminates the agreement; and
• if not terminated earlier, then upon the sixth anniversary of the date of the governance agreement.
Stockholders Agreement

On March 9, 2004, the Corporation, and RGGPLS and GRH, former members of NationsHealth, executed a stockholders agreement that was amended on June 2, 2004 (as amended, the “Stockholders Agreement”). The following description of the Stockholders Agreement describes the material terms of the Stockholders Agreement, but does not purport to describe all the terms of the Stockholders Agreement.  A copy of the Stockholders Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Agreement to Vote
At all stockholders meetings held by, or action by written consent of, the Corporation after the Merger, GRH will vote the covered shares:
in favor of:
• all of the RGGPLS nominees if directors are to be elected at the stockholders meeting;
• any matter submitted for approval by RGGPLS; and/or
• any other matter as directed by RGGPLS; and
against:
• the election of any person or persons nominated in opposition to the RGGPLS nominees (if directors are to be elected at the stockholders meeting);
• any matter brought before the stockholders meeting to be acted upon by the stockholders of the Corporation that is in opposition to matter submitted for approval by RGGPLS; and/or
• any other matter as directed by RGGPLS.
The covered shares are:
• the shares of the Corporation’s common stock issued to GRH upon conversion of GRH’s class B member interests in NationsHealth upon consummation of the Merger; and
• 2,400,000 shares out of the shares of the Corporation’s common stock issued to GRH upon conversion of GRH’s preferred member interests in NationsHealth upon consummation of the Merger.
Irrevocable Proxy

GRH has irrevocably appointed RGGPLS as GRH’s proxy and attorney. The proxy will have full power of substitution to vote and act in the event that GRH fails at any time to vote or act by written consent with respect to any of its shares as agreed in the stockholders agreement, as amended.

Restrictions on Transfer

GRH has agreed that, without the prior written consent of RGGPLS, it will not, at any time after the date of the stockholders agreement, as amended, and prior to March 8, 2010, sell, dispose of, or grant any option or enter into any swap or other arrangement with respect to, the covered shares until GRH has sold to a non-affiliated third party all of the shares of the Corporation’s common stock that do not constitute covered shares for purposes of the stockholders agreement.

Tag-along Rights

If either RGGPLS or GRH intends to sell all or part of its securities of the Corporation, the other will have the right to sell the same portion of the same securities on the same terms to the same buyer or to another financially reputable buyer.

Registration Rights Agreement

On March 9, 2004, the Corporation, and RGGPLS, GRH, and Becton, Dickinson and Company (“BD”), being all of the former members of NationsHealth, entered into a registration rights agreement that was amended on June 2, 2004 (as amended, the “Registration Rights Agreement”). The following description of the Registration Rights Agreement describes the material terms of the Registration Rights Agreement, but does not purport to describe all the terms of the Registration Rights Agreement.  A copy of the Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

The Corporation has agreed to grant registration rights to RGGPLS, GRH and BD with respect to the securities of the Corporation issued to them upon completion of the Merger.
Demand Registration Rights
RGGPLS may require up to four occasions, and GRH may require one occasion, that the Corporation register the shares of common stock held by it issued in the Merger.
• The securities covered by the registration must have an aggregate price to the public of at least $1,000,000; and

•      The Corporation is not required to effect any registration within three months after the effective date of a proxy statement relating to any underwritten offering of common stock, including any such offering effected pursuant to the registration rights agreement, as amended.

Piggy-back Registration Rights

If at any time after the Merger, the Corporation proposes to file a registration statement under the Securities Act of 1933 with respect to an offering of equity securities, either for its own account or the account of other stockholders, then RGGPLS, GRH and BD will have the right to include their shares in the registration statement, subject to specific limitations set forth in the registration rights agreement, as amended.

Form S-3 Registration Rights

Each of RGGPLS, GRH and BD have the right, to require on an unlimited number of occasions, that the Corporation register their shares on a “Form S-3” or other short-form registration statement that may be available. In addition to other limitations set forth in the registration rights agreement, as amended, the aggregate offering to the public must be at least $500,000.

Lock-up
RGGPLS, GRH and BD have agreed,

•      until the expiration of a 180-day period following the consummation of the Merger, not to sell or otherwise dispose of the shares of the Corporation’s common stock received by them in the Merger (these shares of common stock are referred to as the merger securities in the immediately following paragraph); and

(these shares of common stock are referred to as the merger securities in the immediately following paragraph); and
• in each of the next three succeeding 180-day periods each of them may, at any time during the 180-day period, sell up to 25% its merger securities; and
This restriction on transfer terminates on the second anniversary of the effective date of the Merger.
Indemnification and Escrow Agreement

As contemplated by the Merger Agreement, on August 30, 2004, the Corporation, RGGPLS, Arthur Spector and Continental Stock Transfer & Trust Company, as escrow agent, entered into an Indemnification and Escrow Agreement (the “Indemnification and Escrow Agreement”). The following description of the Indemnification and Escrow Agreement describes the material terms of the Indemnification and Escrow Agreement, but does not purport to describe all the terms of the agreement.

Creation of Escrow

At the closing of the transactions contemplated by the Merger Agreement, $2,000,000 of the funds held in the trust account of the Corporation prior to such closing was not released to the Corporation, but was instead transferred to the escrow agent.

Release of Escrowed Funds

In the event of a breach by NationsHealth of any representations or warranties contained in the Merger Agreement or any of its covenants requiring performance prior to completion of the Merger, and subject to specific limitations contained in the indemnification and escrow agreement, the escrow agent will pay to the Corporation’s stockholders on the record date of the special meeting and who did not exercise their conversion rights an amount equal to the losses resulting from NationsHealth’s breach. The indemnification and escrow agreement provides that:

• no escrowed funds shall be paid until amount of losses exceeds $250,000 on a cumulative basis;
• any individual loss must exceed $1,000 to be included in the calculation of cumulative losses; and
• the maximum amount that may be paid out of the escrow account is $2,000,000 in the aggregate.
Exclusive Remedy

The escrowed funds represent the exclusive remedy of the Corporation’s stockholders for losses incurred in connection with the breach by NationsHealth of any of its representations and warranties or its covenants requiring performance prior to the Merger contained in the Merger Agreement.

Survival Period

For the purpose of the Indemnification and Escrow Agreement, the representations and warranties and covenants requiring performance prior to the Merger contained in the Merger Agreement will survive the Merger and remain in force for one year. Any claim must be made prior to the one-year period in order for the escrowed funds to be paid with respect to any losses.

A copy of the Indemnification and Escrow Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.
Letter Agreement

On August 27, 2004, RGGPLS and GRH entered into a letter agreement.  The letter agreement provides that in the event the Corporation adopts a stock option plan for the benefit of its employees and other individuals, each of RGGPLS and GRH will surrender to the Corporation a certain number of shares of the Corporation issued to RGGPLS and GRH, respectively.  A copy of the letter agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has presently formulated any plans or proposals that relate to or would result in any actions or events required to be enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) RGGPLS is the owner, with shared dispositive and voting power, of 14,142,235 shares of Common Stock, which represents approximately 54.08% of the shares of Common Stock outstanding immediately following the consummation of the Merger.  As a result of the rights granted to RGGPLS under the stockholders agreement described in Item 4 above, RGGPLS may also be deemed the beneficial owner, with shared voting power, of an additional 4,063,701 shares of Common Stock issued to GRH Holdings, L.L.C. (“GRH”), for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.62% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

As a result of his ownership of RGGPLS common stock, Dr. Parker may be deemed the beneficial owner, with shared dispositive and voting power, of 14,142,235 shares of Common Stock, which represents approximately 54.08% of the shares of Common Stock outstanding immediately following the consummation of the Merger.  As a result of his ownership of RGGPLS common stock and the rights granted to RGGPLS under the stockholders agreement described in Item 4 above, Dr. Parker may also be deemed the beneficial owner, with shared voting power, of an additional 4,063,701 shares of Common Stock issued to GRH, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.62% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

As a result of his ownership of RGGPLS common stock, Mr. Stone may be deemed the beneficial owner, with shared dispositive and voting power, of 14,142,235 shares of Common Stock, which represents approximately 54.08% of the shares of Common Stock outstanding immediately following the consummation of the Merger.  As a result of his ownership of RGGPLS common stock and the rights granted to RGGPLS under the stockholders agreement described in Item 4 above, Mr. Stone may also be deemed the beneficial owner, with shared voting power, of an additional 4,063,701 shares of Common Stock issued to GRH, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.62% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

As a result of his ownership of RGGPLS common stock, Mr. Gregg may be deemed the beneficial owner, with shared dispositive and voting power, of 14,142,235 shares of Common Stock, which represents approximately 54.08% of the shares of Common Stock outstanding immediately following the consummation of the Merger.  As a result of his ownership of RGGPLS common stock and the rights granted to RGGPLS under the stockholders agreement described in Item 4 above, Mr. Gregg may also be deemed the beneficial owner, with shared voting power, of an additional 4,063,701 shares of Common Stock issued to GRH, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.62% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

As a result of its ownership of RGGPLS common stock, each of the Parker Trust and the trustees of the Parker Trust may be deemed the beneficial owner, with shared dispositive and voting power, of 14,142,235 shares of Common Stock, which represents approximately 54.08% of the shares of Common Stock outstanding immediately following the consummation of the Merger.  As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the stockholders agreement described in Item 4 above, each of the Parker Trust and the trustees of the Parker Trust may also be deemed the beneficial owner, with shared voting power, of an additional 4,063,701 shares of Common Stock issued to GRH, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.62% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

As a result of its ownership of RGGPLS common stock, each of the Stone Trust and the trustees of the Stone Trust may be deemed the beneficial owner, with shared dispositive and voting power, of 14,142,235 shares of Common Stock, which represents approximately 54.08% of the shares of Common Stock outstanding immediately following the consummation of the Merger.  As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the stockholders agreement described in Item 4 above, each of the Stone Trust and the trustees of the Stone Trust may also be deemed the beneficial owner, with shared voting power, of an additional 4,063,701 shares of Common Stock issued to GRH, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.62% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

As a result of its ownership of RGGPLS common stock, each of the Gregg Trust and the trustees of the Gregg Trust may be deemed the beneficial owner, with shared dispositive and voting power, of 14,142,235 shares of Common Stock, which represents approximately 54.08% of the shares of Common Stock outstanding immediately following the consummation of the Merger.  As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the stockholders agreement described in Item 4 above, each of the Gregg Trust and the trustees of the Gregg Trust may also be deemed the beneficial owner, with shared voting power, of an additional 4,063,701 shares of Common Stock issued to GRH, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.62% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

As a result of its ownership of RGGPLS common stock, each of the Gregg Revocable Trust and the trustee of the Gregg Revocable Trust may be deemed the beneficial owners, with shared dispositive and voting power, of 14,142,235 shares of Common Stock, which represents approximately 54.08% of the shares of Common Stock outstanding immediately following the consummation of the Merger.  As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the stockholders agreement described in Item 4 above, each of the Gregg Revocable Trust and the trustee of the Gregg Revocable Trust may also be deemed the beneficial owner, with shared voting power, of an additional 4,063,701 shares of Common Stock issued to GRH, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.62% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

The calculation of the foregoing percentages is based on the fact that (i) there are 26,150,000 shares of Common Stock issued and outstanding as of August 31, 2004, the closing date of the Merger, as described in the definitive Proxy Statement of the Corporation filed by the Corporation with the Securities and Exchange Commission on August 14, 2004 pursuant to Section 14 of the Securities Exchange Act of 1934, and (ii) no shares of Common Stock were converted into cash in connection with the Merger.

Other than as set forth above, no shares of Common Stock are owned by any of the Reporting Persons

(c) At the effective time of the Merger, which occurred on August 31, 2004, as partial consideration for all of the membership interests in NationsHealth owned by RGGPLS and pursuant to the Merger Agreement, RGGPLS acquired 14,142,235 shares of Common Stock.  In connection with the Merger, the Corporation, RGGPLS and GRH Holdings, LLC entered into the stockholders agreement described Item Item 4 above, which description is incorporated herein by reference, which grants RGGPLS certain rights with respect to 4,063,701 shares of Common Stock issued to GRH Holdings, LLC.

(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Merger, RGGPLS entered into the Governance Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Indemnification and Escrow Agreement and the letter agreement, each as described in Item 4 above.  The information set forth in Item 4 above is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit 2.1	Amended and Restated Agreement and Plan of Merger among NationsHealth, Inc., NationsHealth Holdings, L.L.C., and N Merger L.L.C, dated as of August 10, 2004
Exhibit 10.1	Joint Filing Agreement among the Reporting Persons
Exhibit 10.2	Amended and Restated Governance Agreement among NationsHealth, Inc., Arthur Spector and RGGPLS Holding, Inc., dated as of August 10, 2004
Exhibit 10.3	Stockholders Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., and GRH Holdings, LLC, dated as of March 9, 2004, as amended on June 2, 2004
Exhibit 10.4	Registration Rights Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., GRH Holdings, LLC, and Becton, Dickinson and Company, dated as of March 9, 2004, as amended on June 2, 2004
Exhibit 10.5	Indemnification and Escrow Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., Arthur Spector and Continental Stock Transfer & Trust Company, dated as of August 30, 2004
Exhibit 10.6	Letter Agreement between RGGPLS Holding, Inc. and GRH Holdings, LLC, dated August 27, 2004

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2004

RGGPLS HOLDING, INC.

By:	/s/ Glenn M. Parker
Name: Glenn M. Parker, M.D.
Title: President

/s/ Glenn M. Parker
Glenn M. Parker, M.D.

/s/ Lewis P. Stone
Lewis P. Stone

/s/ Robert Gregg
Robert Gregg

GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

By:	/s/ Robin S. Parker
Robin S. Parker, as trustee

LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

By:	/s/ Stephanie T. Stone
Stephanie T. Stone, as trustee

ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

By:	/s/ Pamela Fay Gregg
Pamela Fay Gregg, as trustee

ROBERT GREGG REVOCABLE TRUST DATED DECEMBER 18, 2000

By:	/s/ Robert Gregg
Robert Gregg, as trustee

/s/ Robin S. Parker
Robin S. Parker, as trustee for the
GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

/s/ Robert Gregg
Robert Gregg, as trustee for the
GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

/s/ Stephanie T. Stone
Stephanie T. Stone, as trustee for the
LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

/s/ Robin S. Parker
Robin S. Parker, as trustee for the
LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

/s/ Pamela Fay Gregg
Pamela Fay Gregg, as trustee for the
ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

/s/ Kathryn G. Pincus
Kathryn G. Pincus, as trustee for the
ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

ROBERT GREGG REVOCABLE TRUST DATED DECEMBER 18, 2000

By:	/s/ Robert Gregg
Robert Gregg, as trustee

Number	Exhibit

Exhibit 2.1	Amended and Restated Agreement and Plan of Merger among NationsHealth, Inc., NationsHealth Holdings, L.L.C., and N Merger L.L.C, dated as of August 10, 2004

Exhibit 10.1	Joint Filing Agreement among the Reporting Persons

Exhibit 10.2	Amended and Restated Governance Agreement among NationsHealth, Inc., Arthur Spector and RGGPLS Holding, Inc., dated as of August 10, 2004

Exhibit 10.3	Stockholders Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., and GRH Holdings, LLC, dated as of March 9, 2004, as amended on June 2, 2004

Exhibit 10.4	Registration Rights Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., GRH Holdings, LLC, Becton, Dickinson and Company, dated as of March 9, 2004, as amended on June 2, 2004

Exhibit 10.5	Indemnification and Escrow Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., Arthur Spector and Continental Stock Transfer & Trust Company, dated as of August 30, 2004

Exhibit 10.6	Letter Agreement between RGGPLS Holding, Inc. and GRH Holdings, LLC, dated August 27, 2004

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of NationsHealth, Inc., and further agree that this Joint Filing Agreement be included as Exhibit 1.

In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of September 10, 2004.

RGGPLS HOLDING, INC.

By:	/s/ Glenn M. Parker
Name: Glenn M. Parker, M.D.
Title: President

/s/ Glenn M. Parker
Glenn M. Parker, M.D.

/s/ Lewis P. Stone
Lewis P. Stone

/s/ Robert Gregg
Robert Gregg

GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

By:	/s/ Robin S. Parker
Robin S. Parker, as trustee

LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

By:	/s/ Stephanie T. Stone
Stephanie T. Stone, as trustee

ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

By:	/s/ Pamela Fay Gregg
Pamela Fay Gregg, as trustee
ROBERT GREGG REVOCABLE TRUST DATED DECEMBER 18, 2000

By:	/s/ Robert Gregg
Robert Gregg, as trustee

/s/ Robin S. Parker
Robin S. Parker, as trustee for the
GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

/s/ Robert Gregg
Robert Gregg, as trustee for the
GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

/s/ Stephanie T. Stone
Stephanie T. Stone, as trustee for the
LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

/s/ Robin S. Parker
Robin S. Parker, as trustee for the
LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

/s/ Pamela Fay Gregg
Pamela Fay Gregg, as trustee for the

ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

/s/ Kathryn G. Pincus
Kathryn G. Pincus, as trustee for the
ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

ROBERT GREGG REVOCABLE TRUST DATED DECEMBER 18, 2000

By:	/s/ Robert Gregg
Robert Gregg, as trustee